

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2013

Via E-mail
Mr. Yancey L. Spruill
Executive Vice President and Chief Financial Officer
Digitalglobe, Inc.
1601 Dry Creek Drive, Suite 260
Longmont, CO  80503

    **Re:**    **Digitalglobe, Inc.**
          **Form 10-K for the Year Ended December 31, 2012**
          **Filed February 26, 2013**
          **Form 10-Q for the Period Ended March 31, 2013**
          **Filed May 7, 2013**
          **Form 8-K/A dated January 31, 2013**
          **Filed April 16, 2013**
          **File No. 1-34299**

Dear Mr. Spruill:

We have reviewed your response letter and have the following comments.  As noted in our letter dated May 13, 2013, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  Please comply with the following comments in future filings.  Confirm in writing that you will do so and explain to us how you intend to comply.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed April 16, 2013

Exhibit 99.2 - Unaudited Pro Forma Condensed Combined Financial Information

1. We note your response to comment 1.  We note that you believe that the GeoEye-2 satellite, which is under construction, is not impacted by a functional obsolescence adjustment.  Due to the materiality of the asset value of the GeoEye-2 satellite, please

expand the disclosure in MD&A in your Form 10-Q to discuss in detail all assumptions used regarding the recoverability of the asset balance for the GeoEye-2 satellite. Please include the assumptions regarding future cash flows in light of the lack of any historical cash flows for this satellite to date. Also, discuss how you determined the time that you estimate the GeoEye-2 satellite to remain in storage and how you determined the cash flows for future periods following the storage period. If the storage period is significant, explain why you believe obsolescence is not an issue for this asset. Please also expand the disclosure in Note 4 – Business Acquisition on page 10 of the Form 10-Q for the period ended March 31, 2013 accordingly.

**2.** We note your response to comment 3. We note that the GeoEye-2 satellite was under construction during the first quarter of 2013. Due to the materiality of the asset value, please expand MD&A in your Form 10-Q to include a description of your accounting policy for this asset upon completion, including the assumptions used in determining that a five year estimated useful life and straight-line depreciation method are appropriate. Please expand MD&A to discuss any material trends in costs or profitability that may result from accounting for the GeoEye-2 satellite as a temporarily idled facility and explain how your depreciation policy upon completion of the satellite in storage follows the guidance in ASC 360-10.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director